FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, January 7, 2009

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF OFFER FOR POLISH REINSURER

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that all regulatory and other conditions to its public tender offer to acquire all of the outstanding shares of Polskie Towarzystwo Reasekuracji Spółka Akcyjna (“PTR”) at a price of 1.60 Polish zlotys per share were met today.  As a result, the offer has been successfully completed, with shareholders holding 100% of the outstanding shares of PTR tendering to the offer.  Fairfax will be taking up and paying for the tendered shares promptly.  Any questions on the payment process should be directed to Fairfax’s financial advisor, ING Securities S.A.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact

Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946